PROSPECTUS
                                92,870,038 SHARES

                               DI INDUSTRIES, INC.

                                  COMMON STOCK

                          -----------------------------


        The 92,870,038 shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock"), of DI Industries, Inc., a Texas corporation (the "Company"), offered hereby are held by, or subject to certain warrants or options held by, certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any part of the proceeds of the sale of the Shares offered hereby.

        Sales of the Shares by the Selling Shareholders may be made from time to time in one or more transactions, including block transactions, on the American Stock Exchange ("AMEX"), or any other exchange or quotation system on which the Common Stock may be listed or quoted (collectively, the "Exchanges"), pursuant to and in accordance with the applicable rules of the Exchanges, in the over-the-counter market, in privately negotiated transactions not crossing an Exchange or other public securities market or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time, or to or through brokers or dealers, or through any combination of such methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as an agent in the sale of Shares by the Selling Shareholders. See "Plan of Distribution."

        The Selling Shareholders and any brokers, dealers, agents or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify certain of the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

        The total costs, fees and expenses incurred in connection with the registration of the Shares are estimated to be approximately $30,500.

        The Common Stock is traded on the AMEX under the symbol "DRL." On February 12, 1997, the closing sales price of the Common Stock as reported on the AMEX was $2.625 per share.

                          -----------------------------


        INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3.

                          -----------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------


                The date of this Prospectus is February 12, 1997.

        THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE, "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS SO INCLUDED IN THIS PROSPECTUS INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S BUSINESS STRATEGY, PLANS, OBJECTIVES AND BELIEFS OF MANAGEMENT FOR FUTURE OPERATIONS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THE EXPECTATIONS AND BELIEFS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCUSSED HEREIN UNDER THE CAPTIONS "RISK FACTORS" AND "RECENT DEVELOPMENTS" AND IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K/A AND QUARTERLY REPORTS ON FORM 10-Q, INCORPORATED HEREIN BY REFERENCE UNDER THE CAPTION "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                              AVAILABLE INFORMATION

        The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (defined below), as well as such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Seven World Trade Center, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. The Common Stock is listed and traded on the AMEX and certain of the Company's reports, proxy statements and other information can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Commission maintains a site on the World Wide Web that contains certain documents filed with the Commission electronically. The address of such site is http://www.sec.gov and the Registration Statement may be inspected at such site.

        The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus (or in any document incorporated into this Prospectus by reference) as to the contents of any contract or other document referred to herein (or therein) are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, which have been filed with the Commission pursuant to the Exchange Act (File No. 1-8826), are incorporated herein by reference and made a part of this Prospectus:

        1. The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995.

        2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

        3. The Company's Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders to be held August 27, 1996, including the description of the Common Stock contained therein under the caption "Description of Capital Stock of the Company."

        4. The Company's Current Reports on Form 8-K dated June 24, 1996, October 2, 1996, November 4, 1996, December 30, 1996 and January 31, 1997.

        All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock covered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, expect as so modified or superseded, to constitute a part of this Prospectus.

        The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents or information referred to above that has been or may be incorporated by reference in this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed to the corporate secretary, DI Industries, Inc., 450 Gears Road, Suite 625, Houston, Texas 77067, telephone (281) 874-0202.

                                   THE COMPANY

        DI Industries, Inc., a Texas corporation formed in 1980, is engaged primarily in the business of providing onshore contract drilling services to the oil and gas industry. The Company conducts domestic operations in Texas, Louisiana, Arkansas, Oklahoma, Ohio, Pennsylvania, New York, Michigan and other states; and currently has international operations in Argentina and Venezuela. The principal office of the Company is located at 450 Gears Road, Suite 625, Houston, Texas 77067, and its telephone number is (281) 874-0202.

                                  RISK FACTORS

        IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.


CHANGE IN BUSINESS STRATEGY AND MANAGEMENT

        In early 1996, the Company began implementing a new business strategy which involves new management, focusing its resources toward higher margin markets and recapitalizing the Company to provide for growth capacity. Implementing the new strategy will involve redeploying its rigs to more profitable markets, refurbishing and upgrading certain of its rigs, and acquiring businesses and assets complementing the Company's land drilling operations. Inherent in such strategy are certain risks, such as increasing demand for liquidity and capital resources, increasing debt service requirements, combining disparate company cultures and facilities, and conducting operations in geographically and competitively diverse markets.

        Material changes in the Company's management and business strategy have only recently occurred. The Company is therefore unable to predict the effect of these material changes on the Company's financial condition and results of operations. This is particularly so in light of the rapid consolidation and competitive changes in the Company's most profitable markets. The success of the Company's new business strategy and its ability to repay increased debt service will depend in part on the Company's ability (i) to redeploy its rigs to higher margin markets, (ii) to finance and timely complete the refurbishment and upgrade of its rig inventory on a cost effective basis and, (iii) to continue to contract for, finance and integrate into its business future acquisitions. There can be no assurance these material changes will result in the desired effect of improving the Company's competitive position and its financial condition. See "Recent Developments."

LEVERAGE AND LIQUIDITY

        The Company currently has approximately $27.2 million of debt obligations. Accordingly, the Company will require substantial cash flow to meet its debt service requirements. Payment of principal and interest on these obligations will depend on the Company's future performance, which is subject to general economic and business factors beyond the Company's control. The Company's programs of rig refurbishment and upgrades will require increasing amounts of capital and to the extent, if any, it is unable to continue such programs, the Company will have fewer rigs available for service. Further debt may be needed to finance any future acquisitions. It is likely therefore, that the Company's exposure to the risks associated with leverage will increase as its new business strategy is implemented.

        The Company's current credit facility (the "Facility") restricts, among other things, the Company's ability to incur additional indebtedness in excess of certain amounts, encumber certain of its properties and make certain asset dispositions. Furthermore, the Facility prohibits the payment of dividends by the Company and requires the Company to maintain a minimum working capital balance of $5.0 million and minimum net worth of $60.0 million. In addition, the Facility requires the Company to maintain certain financial ratios. These restrictions could limit the Company's flexibility in responding to changing market conditions and impair its ability to achieve its new business strategy. See "Recent Developments."

NEW MANAGEMENT AND BOARD OF DIRECTORS; DEPENDENCE ON KEY PERSONNEL

        Since April 1996, the Company has hired a majority of its current senior management team. In addition, in August 1996, the shareholders of the Company elected a Board of Directors comprised of five members, all but one of which were elected for the first time. In connection with an acquisition, another new member was added to the Company's Board of Directors effective January 31, 1997. The Company believes that its operations are dependent upon the Company's small group of relatively new management personnel, the loss of any of whom could have a material adverse effect on the Company. See "Recent Developments."

INTENSE COMPETITION; INDUSTRY CONDITIONS

        The Company experiences intense competition in its onshore drilling markets. The contract drilling industry is cyclical and is characterized by high capital and maintenance costs. Due to an oversupply of rigs, the onshore drilling market is highly competitive and no one competitor is dominant. While price is a primary factor in the selection of drilling contractors, a contractor's safety record, crew quality, service record and equipment capability are also important factors. Certain of the Company's competitors have greater financial and other resources than the Company and may commit more resources than the Company to these important factors.

        The Company's operations are materially dependent upon the levels of activity in the exploration, development and production of oil and natural gas in the United States and worldwide. Such activity levels are affected both by short-term and long-term trends in the prices of oil and natural gas. In recent years, oil and natural gas prices, and therefore the level of drilling and exploration activity, have been volatile. Worldwide military, political and economic events have contributed to, and are likely to continue to contribute to, such price volatility. Any prolonged reduction in oil and natural gas prices would depress the level of exploration and development activity and would result in a corresponding decline in the demand for the Company's services and therefore have a material adverse effect on the Company's financial condition and results of operations.

LOSSES FROM OPERATIONS

        The historical financial data for the Company reflect net losses of $13.4 million and $3.5 million (unaudited) for the calendar years ended December 31, 1995 and 1994, which included a non-cash impairment provision of $5.3 million during the fourth quarter of 1995 for certain drilling rigs and equipment. This provision was the result of market indications that the carrying amount was not fully recoverable based on appraisals, comparable sales data and management estimates. The Company continues to experience losses, realizing a net loss to Common Stock of $559,000 (unaudited) for the nine months ended September 30, 1996. There can be no assurance that any capital needed for the future will be available on acceptable terms.

INTERNATIONAL OPERATIONS

        A major portion of the Company's revenues has been attributable to international operations. Revenues from international sources accounted for approximately 41.2 percent and 52.7 percent of the Company's operating revenues for the nine-month period ended September 30, 1996 and the year ended December 31, 1995, respectively. In addition to the risks inherent in the drilling business, the Company's international operations are subject to certain political, economic and other uncertainties, including, among others, risks of war and civil disturbances, expropriation, nationalization, renegotiation or modification of existing contracts, taxation policies, foreign exchange restrictions, international monetary fluctuations and other hazards arising out of foreign operations. See "Recent Developments."

SHARES ELIGIBLE FOR FUTURE SALE

        There are approximately 93 million shares of Common Stock which are available for sale under this Prospectus, including 3.49 million shares issuable upon exercise of warrants or options. On a fully diluted basis, such shares represent approximately 66% of the Company's outstanding Common Stock. The contractual registration periods for such shares terminate at various times during the period ending on the later of August 29, 1999, and three years after exercise of any Shadow Warrants (defined under "Recent Developments - Acquisitions"). The Company also may be required to issue additional shares of Common Stock under certain repricing provisions of a private placement and a recently completed acquisition. Any additional shares issued under these obligations would also be subject to similar shelf registration rights. There can be no assurances that additional shares will not be issued under these provisions or that the Company may not agree to similar provisions in connection with future acquisitions. Future sale of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. See "Recent Developments - Acquisitions."

ABSENCE OF DIVIDENDS ON THE COMMON STOCK

        The Company has never paid any cash dividends on the Common Stock and does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. Additionally, certain of its debt covenants prohibit the Company from paying dividends without the consent of the lender .

LIMITATIONS ON THE AVAILABILITY OF THE COMPANY'S NET OPERATING LOSS
CARRYFORWARDS

        As a result of the Mergers (as hereinafter defined), the Company has undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Therefore, the right of the Company to use its existing net operating loss carryforwards ("NOLs") and certain other tax attributes for both regular tax and alternative minimum tax purposes during each future year is limited to a percentage (currently approximately six percent) of the fair market value of the Company's Common Stock immediately before the ownership change (the "Section 382 Limitation"). To the extent that taxable income exceeds the Section 382 Limitation in any year subsequent to the ownership change, such excess income may not be offset by NOLs from years prior to the ownership change. To the extent the amount of taxable income in any subsequent year is less than the Section 382 Limitation for such year, the
Section 382 Limitation for future years is correspondingly increased. There is generally no restriction on the use of NOLs arising after the ownership change, although Section 382 applies anew each time there is an ownership change. The actual effect, if any, of such utilization of NOLs will depend on the Company's profitability in future years. As of December 31, 1995, the Company had approximately $64.0 million of NOLs, a significant portion of which are already subject to a Section 382 Limitation resulting from ownership changes in years prior to 1996.

OPERATIONAL RISKS

        The Company's operations are subject to the many hazards inherent in the drilling business, including blowouts, cratering, fires and collisions. These hazards could cause personal injury and loss of life, suspend drilling operations or seriously damage or destroy the property and equipment involved and, in addition to environmental damage, could cause damage to producing formations and surrounding areas. Although the Company maintains insurance against many of these hazards, the Company does not have casualty or other insurance with respect to the rigs themselves, and such other insurance is subject to substantial deductibles and provides for premium adjustments based on claims. Certain other matters are also excluded from coverage, such as loss of earnings on certain rigs.

GOVERNMENTAL AND ENVIRONMENTAL MATTERS

        Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign governmental regulations that may relate directly or indirectly to the contract drilling industry. The regulations applicable to the Company's operations include certain regulations that control the discharge of materials into the environment or require remediation of contaminations, under certain circumstances. Usually these environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

CONTROL CONSIDERATIONS

        On May 7, 1996, certain shareholders of the Company entered into a Shareholders' Agreement (the "Shareholders' Agreement"), which shareholders and their affiliates beneficially own approximately 59% of the issued and outstanding shares of Common Stock as of the date of this Prospectus. The Shareholders' Agreement provides that all of the parties thereto, and certain of their successors will be required to vote their shares of Common Stock so as to maintain the size of the Board of Directors at five, and to vote their shares at any annual or special meeting of the shareholders for three directors designated by such parties and two independent directors. By reason of their shareholdings and the Shareholders' Agreement, the parties to the Shareholders' Agreement, and certain of their successors will each exercise considerable influence over the Company and will be able to collectively control all of its business and affairs for so long as they own these shares. Several of the Selling Shareholders are party to the Shareholders' Agreement.

                               RECENT DEVELOPMENTS

OVERVIEW

        In 1996, the shareholders elected a substantially new Board of Directors, and this Board installed new senior management. Since these changes, the Company has completed several transactions which significantly improved its liquidity and added drilling rigs to its existing fleet. The combined effect of these changes materially changed the Company's principal shareholders, management, capital structure, and business strategy.

CHANGE IN MANAGEMENT

        The Company began its management restructuring in April 1996, with the termination of its former President and Chief Executive Officer on April 9, 1996. Since that date, the Company has hired a majority of its current senior management team, including Thomas P. Richards, President and Chief Executive Officer, Forrest M. Conley, Jr., Senior Vice President - International, Donald
J. Guedry, Treasurer, Ronnie E. McBride, Senior Vice President - Operations, T. Scott O'Keefe, Senior Vice President and Chief Financial Officer, and David W. Wehlmann, Vice President and Controller. Mr. Wehlmann began his employment in July 1996 while Messrs. Conley, McBride, O'Keefe and Richards began their employment in September 1996. Mr. Guedry joined the Company in October 1996. In addition, on August 27, 1996, the shareholders of the Company elected a Board of Directors comprised of five members, all but one of which were elected to the Board for the first time. Returning to the Board as Chairman was Ivar Siem. Directors Roy T. Oliver, Jr., Steven A. Webster, William R. Ziegler and Peter M. Holt were newly elected to the Board of Directors of the Company. In connection with the acquisition of Flournoy Drilling Company ("Flournoy") on January 31, 1997, Mr. Lucien Flournoy, the founder of Flournoy, joined the Company's Board of Directors. See "-- Acquisitions."

CHANGE IN BUSINESS STRATEGY

        The Company also began implementing in 1996 a new business strategy intended to return the Company to profitability and to enable it to keep pace with rapidly changing competitive conditions in the land drilling business which, management believes, is undergoing a period of rapid consolidation. This strategy involves:

        o redeploying its drilling rigs and related assets where feasible to geographic markets with greater potential for increased gross operating margin;

        o restoring certain of its stacked rigs to marketable condition through a program of capital expenditures; and

        o acquiring businesses and assets complementing its land drilling operations.

To meet the increased capital resources and liquidity requirements of its new business strategy, the Company will incur additional bank debt and may require other forms of debt or equity financing.

REDEPLOYMENT OF OPERATING ASSETS

        Due to continuing operating losses, the Company has recently withdrawn all four of its rigs from Mexico. These rigs have been returned to Texas for subsequent service in the higher margin markets of Texas, Oklahoma, Arkansas and Louisiana. The Company is planning to withdraw from Argentina and is considering withdrawing from certain other low margin domestic markets.

REFURBISHMENT OF STACKED RIGS

        The majority of the Company's existing drilling rigs were built during 1979 to 1981, the industry's most recent rig building cycle. As of the date of this Prospectus, approximately one third of its rig fleet is stacked. Over the years, the Company has deferred some maintenance on its stacked rigs. Management believes that the market for land drilling rigs in the southern United States, particularly in Arkansas, Louisiana, Oklahoma and Texas, has improved sufficiently to justify a program to restore certain of its stacked rigs to marketable condition. Accordingly, as market conditions warrant and the Company's finances permit, the Company plans to undertake capital expenditures to refurbish and upgrade certain of its rig inventory. As noted below, the Company recently placed in service one of the deep land drilling rigs acquired in the Mergers (hereinafter defined.) The Company is currently refurbishing three of its rigs at an estimated total cost of approximately $1.5 to $2.0 million. Management believes these rigs should be ready for operation in the Company's domestic markets in the first quarter of 1997.

ACQUISITIONS

        Four major acquisitions have been completed since the Company's change of management:

        RTO/LRAC. The first acquisition was completed in August 1996 pursuant to two agreements and plans of merger (collectively, the "Mergers"). Under the first agreement, the capital stock of R. T. Oliver, Inc., an Oklahoma corporation ("RTO"), and Land Rig Acquisition Corp., a Delaware corporation("LRAC"), was exchanged for 39,423,978 shares of the Common Stock. In addition, RTO's and LRAC's stockholders were issued warrants to acquire up to 1,720,000 additional shares of the Common Stock ("Shadow Warrants"), the exercise of which is contingent upon the occurrence of certain events. Since the date of issuance, one million of these Shadow Warrants have been terminated. This Merger resulted in the acquisition of 18 inactive, deep capacity land drilling rigs. The Company believes that these rigs can be brought up to operating condition within a reasonable time on an economic basis and that this group of rigs represents a significant concentration of the relatively small number of such deep drilling land rigs currently available in the market. The Company has placed one of these rigs in operation. Under the second agreement, the capital stock of Somerset Investment Corp., a Texas corporation ("Somerset"), was exchanged for 39,423,978 shares of the Common Stock. In addition, Somerset's shareholders were issued Shadow Warrants to acquire up to 1,720,000 shares of the Common Stock, the exercise of which is contingent upon the occurrence of certain events. Since the date of issuance, one million of these Shadow Warrants have been terminated. This Merger resulted in a $25.0 million equity infusion into the Company and it is anticipated that these funds will be used for combined rig fleet refurbishment and general corporate purposes.

        MESA. The second acquisition was completed in October 1996, pursuant to an asset purchase agreement to acquire three rigs operating in South Texas and three stacked rigs in exchange for 5,500,000 shares of Common Stock.

        DIAMOND M. The third acquisition was completed in December 1996, pursuant to an asset purchase agreement to acquire all of the South Texas operational assets of Diamond M Onshore, Inc., a wholly-owned subsidiary of Diamond Offshore Drilling, Inc. ("Diamond M"). These assets consist of ten land drilling rigs, all of which are currently operating, 19 rig hauling trucks, a yard facility in Alice, Texas and various other equipment and drill pipe. The Diamond M assets were acquired for approximately $26.0 million in cash, which was financed under the new credit facility described below.

        FLOURNOY. The fourth acquisition was completed in January 1997, pursuant to an asset purchase agreement to acquire the operating assets of Flournoy for approximately 12.43 million shares of Common Stock and cash of approximately $800,000 which was utilized to repay certain of Flournoy's debt. These assets include 13 land drilling rigs, 17 rig hauling trucks, a yard and office facility in Alice, Texas and various other equipment and drill pipe. With respect to one-half of the shares to be issued in the Flournoy transaction, the Company agreed to issue additional shares if the shareholders of Flournoy hold value less than $2.00 per share on January 31, 1998.

NEW CREDIT FACILITY

        As of December 31, 1996, the Company entered into a $35.0 million reducing revolving credit facility (the "Facility") to fund the Diamond M acquisition and for other general corporation purposes. The Facility provides for an initial loan commitment of $35.0 million which reduces by $5.0 million each year until maturity on December 31, 1999. The Facility is secured by substantially all of the Company's assets and calls for quarterly interest payments on the outstanding balance at either LIBOR plus 3% or the lending institution's prime rate plus 2%. In connection with entering into the Facility, the Company utilized existing working capital to repay the $9.4 million balance outstanding under its previous term loan agreement.

                              SELLING SHAREHOLDERS

        The following table sets forth certain information, as of the date hereof, with respect to the number of Shares beneficially owned and being offered hereby by the Selling Shareholders.

                                                        SHARES                                  SHARES
                                                     BENEFICIALLY                            BENEFICIALLY
                                                     OWNED AND TO       SHARES OFFERED       OWNED AFTER
NAME OF BENEFICIAL OWNER                             BE OWNED(1)          HEREBY(1)          THE OFFERING
-----------------------------------------------      ------------       --------------       ------------
Flournoy Drilling Company......................        12,426,000(2)        12,426,000                 --
     Lucien Flournoy (3).......................         7,127,555(4)         7,127,555                 --
     Maxine E. Flournoy (3)....................         7,127,555(4)         7,127,555                 --
     Betty Louise Flournoy Fields (3),(5)......         1,461,298(6)         1,461,298                 --
     Helen Ruth Flournoy Pope (3),(5)..........         1,202,836(7)         1,202,836                 --
     Mary Anne Flournoy Guthrie (3),(5)........         1,391,711(8)         1,391,711                 --
     Byron W. Fields (3),(5)...................         1,192,897(9)         1,192,897                 --
     John B. Pope (3),(5)......................           934,435(10)          934,435                 --
     Gregory M. Guthrie (3),(5)................           944,376(11)          944,376                 --
     Flournoy First Fields Grandchild Trust (3),(5)        89,467               89,467                 --
     Flournoy Second Fields Grandchild Trust (3),(5)       89,467               89,467                 --
     Flournoy Third Fields Grandchild Trust (3),(5)        89,467               89,467                 --
     Flournoy First Pope Grandchild Trust (3),(5)          89,467               89,467                 --
     Flournoy Second Pope Grandchild Trust (3),(5)         89,467               89,467                 --
     Flournoy Third Pope Grandchild Trust (3),(5)          89,467               89,467                 --
     Flournoy First Guthrie Grandchild Trust (3),(5)       89,467               89,467                 --
     Flournoy Second Guthrie Grandchild Trust (3),(5)      89,467               89,467                 --
     Flournoy Third Guthrie Grandchild Trust (3),(5)       89,467               89,467                 --
     Flournoy Fourth Guthrie Grandchild Trust (3),(5)      89,467               89,467                 --
     Flournoy Fifth Guthrie Grandchild Trust (3),(5)       89,467               89,467                 --
     F.C. West (3), (5)........................         1,242,600            1,242,600                 --
Wexford Special Situations 1996, L.P...........         1,175,300(12)        1,175,300                 --
Wexford-Euris Special Situations 1996, L.P.....           301,350(12)          301,350                 --
Wexford Special Situations 1996 Institutional, L.P.       214,550(12)          214,550                 --
Wexford Special Situations 1996 Limited........            58,800(12)           58,800                 --
Somerset Capital Partners ("SCP") (13), (14)...        35,423,978(15)       35,423,978                 --
Somerset Drilling Associates, L.L.C. ("SDA") (13),(14) 29,962,223           29,962,223                 --
John Winfield (14).............................           500,000              500,000                 --
Intergroup Corporation (14)....................           500,000              500,000                 --
Winston Partners, L.P.(14).....................         2,000,000            2,000,000                 --
Roy T. Oliver, Jr.(13), (14)...................        15,703,306(16)       15,279,827           423,479*
U.S. Rig & Equipment, Inc.(13), (14)...........         2,701,051            2,701,051                 --
Don Bodard 1995 Revocable Trust (14)...........         2,524,102            2,524,102                 --
Roberds Johnson Industries, Inc.(14)...........           399,282              399,282                 --
Craig Cannon (14)..............................         1,070,703              277,053           793,650*
Mike Mullen Energy Equipment
    Resource, Inc.(13), (14)...................         7,373,620            7,373,620                 --
GCT Investments, Inc., (13), (14)..............         3,219,191            3,219,191                 --
Empire Holdings, Ltd., (14)....................           215,657              215,657                 --
Layton Humphrey, (14) .........................         1,161,122              705,222           455,900*
John Mullen, III (14)..........................           508,605              508,605                 --

                                        8

                                                        SHARES                                  SHARES
                                                     BENEFICIALLY                            BENEFICIALLY
                                                     OWNED AND TO       SHARES OFFERED       OWNED AFTER
NAME OF BENEFICIAL OWNER                             BE OWNED(1)          HEREBY(1)          THE OFFERING
-----------------------------------------------      ------------       --------------       ------------
NRY #1 Family Ltd. Partnership (14)............            73,323               73,323                 --
PAN #1 Family Ltd. Partnership (14)............            73,323               73,323                 --
La Patagonia Offshore, Inc. (14)...............           887,692              887,692                 --
R.E. Ferrell (14)..............................            83,039               83,039                 --
Lloyd Haggard (14).............................            41,520               41,520                 --
Jack Witkin Family LLC (14)....................            41,520               41,520                 --
Lee Irrevocable Trust #1 (14)..................            41,520               41,520                 --
Alan Munoz (14)................................            41,520               41,520                 --
James L. Northrup (14).........................           166,079              166,079                 --
Lee Financial Corporation (14).................             7,607                2,158             5,449*
Dr. Brady Allen (14)...........................            31,256                8,862            22,394*
Dr. F. Allen Barber (14).......................            60,501               17,154            43,347*
BMRN Family Partners, Ltd. (14)................            12,100                3,431             8,669*
Dr. Francisco Cardenas (14)....................            30,251                8,577            21,674*
Mrs. Bobbie A. Chrest (14).....................            31,256                8,862            22,394*
David Franklin (14)............................            52,201               14,801            37,400*
Gonzalez Partners L.P. (14)....................            31,256                8,862            22,394*
Dr. Robert W. Hahn (14)........................            31,256                8,862            22,394*
Marilyn L. Hanna Trust (14)....................            30,251                8,577            21,674*
Polly Pierson Living Trust (14)................            30,251                8,577            21,674*
RRG #1 Family Limited Partnership (14).........            15,126                4,289            10,837*
Ronald L. Skaggs (14)..........................            62,514               17,725            44,789*
David C. Vaughn (14)...........................            62,514               17,725            44,789*
Ronald D. Watson (14)..........................            30,251                8,577            21,674*
Jack A. Witkin.................................           242,008               68,618           173,390*
T. Scott O'Keefe ..............................            50,000(17)           50,000                 --
Spencer Finance Corp. (18).....................         3,297,436            3,297,436                 --
Scan Atlantic, Inc.  (18)......................           618,540              618,540                 --
B.F. Interests, Inc. (18)......................           618,540              618,540                 --
Gilbo Invest A/S (18)..........................           422,581              422,581                 --
Vantage Industry Partners, Inc. (18)...........           542,903              542,903                 --
Thomas P. Richards.............................         2,000,000(19)        2,000,000                 --

---------------
*       Less than one percent.

(1) Unless otherwise noted, all Shares reflected are beneficially owned. These amounts do not reflect 1,440,000 shares which may be issued, subject to certain contingencies, under the Shadow Warrants. All or only a portion of the indicated number of shares may be sold by the Selling Shareholders.

(2) The Company issued these shares in connection with an asset acquisition from Flournoy. See "Recent Developments--Acquisitions."

(3) These persons are the shareholders of Flournoy. The number of shares listed for each shareholder reflects the number of shares of Common Stock that such shareholder will beneficially own upon completion of Flournoy's liquidation. The Company has been advised by Mr. Flournoy that this liquidation is presently expected to occur during the first quarter of 1997, whereupon these persons will become Selling Shareholders in place of Flournoy.

(4) Includes 4,229,811 and 2,897,744 shares of Common Stock to be owned beneficially by Lucien Flournoy and Maxine E. Flournoy, respectively, upon Flournoy's liquidation. Mr. and Mrs. Flournoy are married to each other and are deemed to beneficially own one another's shares of Common Stock.

(5) Betty Louise Flournoy Fields, Helen Ruth Flournoy Pope and Mary Anne Flournoy Guthrie are the adult children of Lucien and Maxine E. Flournoy. Mrs. Fields is married to Byron W. Fields and is the Trustee of the Fields Grandchild Trusts. Mrs. Pope is married to John B. Pope and is the Trustee of the Pope Grandchild Trusts. Mrs. Guthrie is married to Gregory M. Guthrie and is the Trustee of the Guthrie Grandchild Trusts. F. C. West was formerly employed by Flournoy as Vice President and Operations Manager. As of the date of this Prospectus, Mr. West serves as Vice President of Operations for the South Texas division of Drillers, Inc., a wholly- owned subsidiary of the Company ("Drillers, Inc.").

(6) Includes 884,731 shares of Common Stock to be beneficially owned by Mrs. Fields upon Flournoy's liquidation. Also includes 268,401 and 308,166 shares of Common Stock to be beneficially owned through the Fields Grandchild Trusts and Mr. Fields, respectively, upon Flournoy's liquidation. See notes 3 and 5.

(7) Includes 884,731 shares of Common Stock to be beneficially owned by Mrs. Pope upon Flournoy's liquidation. Also includes 268,401 and 49,704 shares of Common Stock to be beneficially owned through the Pope Grandchild Trusts and Mr. Pope, respectively, upon Flournoy's liquidation. See notes 3 and 5.

(8) Includes 884,731 shares of Common Stock to be beneficially owned by Mrs. Guthrie upon Flournoy's liquidation. Also includes 447,335 and 59,645 shares of Common Stock to be beneficially owned through the Guthrie Grandchild Trusts and Mr. Guthrie, respectively, upon Flournoy's liquidation. See notes 3 and 5.

(9) Includes 308,166 shares of Common Stock to be beneficially owned by Mr. Fields upon Flournoy's liquidation. Also includes 884,731 shares of Common Stock to be beneficially owned through Mrs. Fields upon Flournoy's liquidation. See notes 3 and 5.

(10) Includes 49,704 shares of Common Stock to be beneficially owned by Mr. Pope upon Flournoy's liquidation. Also includes 884,731 shares of Common Stock to be beneficially owned through Mrs. Pope upon Flournoy's liquidation. See notes 3 and 5.

(11) Includes 59,645 shares of Common Stock to be beneficially owned by Mr. Guthrie upon Flournoy's liquidation. Also includes 884,731 shares of Common Stock to be beneficially owned through Mrs. Guthrie upon Flournoy's liquidation. See notes 3 and 5.

(12) The Company issued these shares of Common Stock to the respective Selling Shareholders in a private placement on December 30, 1996. The proceeds of the private placement were utilized to repay a $4.0 million note.

(13) Party to the Shareholders' Agreement or, in the case of SCP, a person that controls a party to the Shareholders' Agreement. See "Risk Factors-- Control Considerations."

(14) The Company issued 78,847,956 shares of Common Stock directly to: (i) these Selling Shareholders; (ii) other Shareholders who have since sold such shares; or (iii) partnerships in which certain of these Selling Shareholders were partners, in a private placement in connection with the consummation of the Mergers. As of the date of this Prospectus, 9,143,918 of such shares of Common Stock have been resold. See "Recent Developments--Acquisitions."

(15) Includes 29,962,223 shares of Common Stock owned beneficially through SDA of which SCP is the managing member.

(16) Includes 12,114,563 shares of Common Stock owned beneficially by Mr. Oliver, 2,701,051 shares beneficially owned through U.S. Rig & Equipment, Inc., a corporation wholly-owned and controlled by him, and 887,692 shares beneficially owned through La Patagonia Offshore, Inc., a corporation jointly-owned and controlled by Mr. Oliver.

(17) Represents shares of Common Stock issuable to Mr. O'Keefe upon the exercise of options granted pursuant to a letter agreement dated April 2, 1996. The options were granted to Mr. O'Keefe as partial compensation for consulting services provided by him to the Company. The options may be exercised at any time and expire on April 1, 1997.

(18) The Company issued 5,500,000 shares of Common Stock directly to Meritus, Inc., a Texas corporation, Mesa Rig 4 L.L.C., a Texas Limited Liability company, Mesa Venture, a Texas general partnership and Mesa Drilling, Inc., a Texas corporation (collectively, "Mesa"), in which these Selling Shareholders were shareholders, members or partners, in a private placement in connection with the consummation of an asset purchase from Mesa and the other transactions contemplated thereby. See "Recent Developments--Acquisitions."

(19) Represents shares of Common Stock issuable to Mr. Richards upon the exercise of options granted pursuant to a Non-Qualified Stock Option Agreement dated September 3, 1996 (the "Option Agreement"). The options were granted to Mr. Richards as partial consideration for his employment as the President and Chief Executive Officer of the Company. The options may be exercised as to 20% of the total option shares currently, and as to 20% of the total option shares beginning on the next four annual anniversaries of the date of the Option Agreement.

        Wexford Special Situations 1996, L.P., Wexford - Euris Special Situations 1996, L.P., Wexford Special Situations 1996 Institutional, L.P. and Wexford Special Situations 1996 Limited (collectively, the "Wexford Entities") are members of SDA and collectively own approximately 10.5 % of SDA's outstanding capital. The Wexford Entities are not managing members of SDA and disclaim control of SDA.

        Roy T. Oliver, Jr. is a director of the Company. Thomas P. Richards is the President and Chief Executive Officer of the Company. T. Scott O'Keefe provided consulting services to the Company from April, 1996, until September, 1996, when he was appointed Senior Vice President and Chief Financial Officer. William R. Ziegler and Steven A. Webster, both general partners of SCP, are also directors. The Company has entered into an investment monitoring agreement providing for a one-time $75,000 payment by the Company to SCP to monitor SDA's investment in the Company.

        Mr. Lucien Flournoy became a director of the Company on January 31, 1997. Mr. Flournoy is 77 years old and has over 50 years of experience in the land drilling business. He founded Flournoy in 1950 and has served as its President and director since that time. As of the date of this Prospectus, Mr. Flournoy owns directly and indirectly through his wife, approximately 57% of the outstanding common stock of Flournoy. In 1994, Drillers, Inc. drilled a well for Flournoy for total payment of $495,110.

        In connection with the Mergers, 3,440,000 shares of Common Stock were issuable upon the occurrence of certain events, to the shareholders of LRAC, RTO and Somerset upon the exercise of the Shadow Warrants. As of the date of this Prospectus, 2,000,000 of the Shadow Warrants have been terminated.

        Except as otherwise noted, none of the other Selling Shareholders have held any position or office or had any other material relationship with the Company.

                              PLAN OF DISTRIBUTION

        Sales of the Shares by the Selling Shareholders may be made from time to time in one or more transactions, including block transactions, on the AMEX or any other exchange or quotation system on which the Common Stock may be listed or quoted pursuant to and in accordance with the applicable rules of the Exchanges, in the over-the-counter market, in privately negotiated transactions not crossing an Exchange or other public securities market or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time, or to or through brokers or dealers, or through any combination of these methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as an agent in the sale of Shares by the Selling Shareholders.

        The Selling Shareholders and any brokers, dealers, agents or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

        Agents, brokers and dealers may be entitled under agreements entered into by the Selling Shareholders and/or the Company to indemnification against certain civil liabilities, including liabilities under the Securities Act.

        There is no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby.

                                     EXPERTS

        The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders for the year ended December 31, 1995 and Form 8-K dated December 30, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                                  LEGAL MATTERS

        Certain legal matters in connection with the Shares have been passed upon for the Company by Cokinos, Bosien & Young or by Porter & Hedges, L.L.P., both of Houston, Texas.

================================================================================
        NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          -----------------------------

                                TABLE OF CONTENTS

Available Information .....................................................    2
Incorporation of Certain Documents by Reference ...........................    2
The Company ...............................................................    3
Risk Factors ..............................................................    3
Recent Developments .......................................................    6
Selling Shareholders ......................................................    8
Plan of Distribution ......................................................   11
Experts ...................................................................   12
Legal Matters .............................................................   12



================================================================================




                                92,870,038 Shares

                              DI INDUSTRIES, INC.


                                  COMMON STOCK
                          (par value $0.10 per share)



                               ------------------

                           [DI INDUSTRIES, INC. LOGO]


                               ------------------



                               February 12, 1997



================================================================================